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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-12160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAROLD DANCE INVESTMENTS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 NORTH MAIN STREET
(No. and Street)

LOGAN (City) UT (State) 84321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN F. NEELEY (435) 752-8484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES SIMKINS, P.C.
(Name – *if individual, state last, first, middle name*)

1011 WEST 400 NORTH, SUITE 100 (Address) LOGAN (City) UT (State) 84321 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN F. NEELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAROLD DANCE INVESTMENTS, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public
CORRINE MENDELKOW
498 East 700 South
Logan, UT 84321
My Commission Expires
February 27, 2011
STATE OF UTAH

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


JONES
P.C.
SIMKINS
Certified Public Accountants

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA

1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Harold W. Dance, Inc.
DBA Harold Dance Investments

We have audited the accompanying statements of financial condition of Harold W. Dance, Inc. DBA Harold Dance Investments as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold W. Dance, Inc. DBA Harold Dance Investments at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Simkins, P.C.

JONES SIMKINS, P.C.
Logan, Utah
February 17, 2010

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS		2009	2008
Cash	$	52,616	24,853
Cash segregated under federal and other regulations		4,000	4,000
Securities owned:			
Money market funds		161,706	246,681
Mutual funds		168,065	126,025
Commissions receivable		55,394	44,191
Note receivable		-	9,510
Intangible asset, net of amortization of $19,639		58,917	-
Equipment, net of accumulated depreciation of $14,202 and 12,419, respectively		891	2,674
Total assets	$	501,589	457,934

LIABILITIES AND STOCKHOLDERS' EQUITY		2009	2008
Liabilities:			
Accounts payable	$	34,665	21,527
Distributions payable		14,398	11,863
Total liabilities		49,063	33,390
Stockholders' equity:			
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding		1,000	1,000
Additional paid-in capital		299,000	299,000
Retained earnings		152,526	124,544
Total stockholders' equity		452,526	424,544
Total liabilities and stockholders' equity	$	501,589	457,934

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF INCOME
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$ 731,303	1,209,005
Investment advisory fees	61,333	96,404
Realized and unrealized gains (losses), net	39,601	(87,134)
Interest and dividends	3,229	9,125
Total revenues	835,466	1,227,400
Expenses:		
Employee compensation and benefits	687,573	1,093,183
Regulatory fees and expenses	5,885	7,717
Other general and administrative expenses	77,075	94,706
Total expenses	770,533	1,195,606
Net income	$ 64,933	31,794

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2008	1,000	$ 1,000	$ 299,000	$ 243,342	$ 543,342
Shareholder distributions	-	-	-	(150,592)	(150,592)
Net income	-	-	-	31,794	31,794
Balance at December 31, 2008	1,000	1,000	299,000	124,544	424,544
Shareholder distributions	-	-	-	(36,951)	(36,951)
Net income	-	-	-	64,933	64,933
Balance at December 31, 2009	1,000	$ 1,000	$ 299,000	$ 152,526	$ 452,526

The accompanying notes are an integral part of these financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009 and 2008

		2009	2008
Cash flows from operating activities:			
Net income	$	64,933	31,794
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		21,422	1,783
Interest income on note receivable		(537)	-
(Increase) decrease in:			
Securities owned		42,935	114,009
Commissions receivable		(11,203)	30,029
Increase (decrease) in accounts payable		13,138	(16,735)
Net cash provided by operating activities		130,688	160,880
Cash flows from investing activities:			
Purchases of intangible assets		(68,509)	-
Net cash used in investing activities		(68,509)	-
Cash flows from financing activities:			
Shareholder distributions paid		(34,416)	(165,014)
Net cash used in financing activities		(34,416)	(165,014)
Net increase (decrease) in cash		27,763	(4,134)
Cash, beginning of year		28,853	32,987
Cash, end of year	$	56,616	28,853
Presented in the financial statements as:			
Cash	$	52,616	24,853
Cash segregated under federal and other regulations		4,000	4,000
Cash, end of year	$	56,616	28,853

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Harold W. Dance, Inc. DBA Harold Dance Investments (the "Company") is a Registered Investment Advisor ("RIA") and broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Utah Corporation conducting business primarily in Northern Utah. The Company offers investment advisory services and agency transactions in mutual funds and annuities. The Company is not subject to the provisions of SEC Rule 15c3-3 regarding customer protection because it claims an exemption under paragraph (k)(2)(i) for handling all financial transactions with customers through a "Special Account for the Exclusive Benefit of Customers".

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company's mutual fund investments are concentrated within a few large fund groups. The Company reviews, as necessary, the financial standing of these funds. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

Securities Owned

The Company classifies its securities owned as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized and unrealized gains and losses, determined using the specific identification method, are included in operations.

Commissions Receivable

Commissions receivable are amounts due from mutual fund companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience with the mutual fund companies.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Equipment

Items capitalized as equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Revenue Recognition

The Company invests in mutual funds and these transactions are recorded on the trade date, as if they had settled. Commissions earned on mutual fund sales and any related expenses are also recorded on a trade-date basis.

Advertising

Advertising costs are charged to operations when the advertising first takes place.

Income Taxes

The Company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders are taxed on their proportionate shares of the Company's taxable income. No provision or liability for federal income taxes has been included in these financial statements.

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business. Money market funds are classified as securities owned.

Use of Estimates in the Preparation of Financial Statements

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Reclassifications

Certain accounts in the 2008 financial statements have been reclassified to conform with the presentation in the 2009 financial statements.

Note 2 – Cash Segregated Under Federal and Other Regulations

The Company has established a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The Company maintained a minimum balance in the account of $4,000.

Note 3 – Securities Owned: Mutual Funds

Securities owned in the form of mutual funds are recorded at fair market value and consist of the following:

		2009	2008
Mutual funds, at cost	$	143,765	141,326
Unrealized holding gain (loss)		24,300	(15,301)
Mutual funds, at fair value	$	168,065	126,025

Note 4 – Fair Value Measurements

ASC 820, "Fair Value Measurements and Disclosures" defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company adopted these requirements on January 1, 2009.

Note 4 – Fair Value Measurements (continued)

Financial assets carried at fair value are as follows:

		Fair Value Measurements Using		
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Funds Available for Sale	$ 161,706	161,706		
Mutual Funds Available for Sale	168,065	168,065		
	$ 329,771	329,771	-	-

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs consist of unobservable inputs and have the lowest priority. The Company uses appropriate valuation techniques based on available inputs to measure the fair value of its investments.

Generally for available for sale securities, fair value is determined by reference to quoted market prices and other relevant information generated by market transactions.

Note 5 – Intangible Assets

On April 1, 2009, the Company acquired the rights to service a client list as part of a termination agreement with an employee. The Company paid $78,556 for the intangible asset which will be amortized over a period of three years from date of purchase.

Note 6 – Note Receivable

At December 31, 2008, the Company had a secured note receivable from an employee. The note was secured by future commissions payable to the employee from managed assets brought into the Company by the employee. The balance including accrued interest at December 31, 2009 and 2008 was $0 and $9,510, respectively.

Note 7 – Supplemental Cash Flow Information

During the year ended December 31, 2009, the Company:

- Paid no interest.
- Acquired a portion of an intangible asset (see Note 5) in exchange for a note receivable and related interest of $10,047.

During the year ended December 31, 2008, the Company paid no interest.

Note 8 – Related Party Transactions

The Company rents its operating space from HRD Partnership, Ltd under a month-to-month agreement. Certain shareholders of the Company are the owners of the partnership. During 2009 and 2008, the Company paid $12,000 and $23,000, respectively, for rent expense.

During 2009 and 2008, the Company received $5,000 and $5,000, respectively, from Dance Insurance, Inc. as a management fee for services rendered. Shareholders of the Company are also shareholders of Dance Insurance, Inc.

Note 9 – Defined Contribution Plan

The Company sponsors a Simplified Employee Pension Plan (SEP) that covers all employees after one year of employment. Contributions are made at the discretion of the Board of Directors. For the years ending December 31, 2009 and 2008, the Company's contributions to the SEP plan were $0 and $86,264, respectively.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. For 2009 and 2008, the Company's minimum net capital requirement was $25,000.

Note 11 – Subsequent Events

The Company evaluated its December 31, 2009 financial statements for subsequent events through February 17, 2010, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Net Capital:	
Total ownership equity	$ 452,526
Ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	452,526
Additions for subordinated liabilities and other credits	-
Total capital and allowable subordinated liabilities	452,526
Non-allowable assets	(59,908)
Other additions	-
Net capital before haircuts on securities positions	392,618
Haircuts on securities:	
Liquid asset funds (2%)	(3,234)
Other securities (mutual funds 15%)	(25,210)
Net Capital	$ 364,174
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 25,000
Excess net capital	$ 339,174
Excess net capital at 1000% (Net capital - 10% of Aggregate Indebtedness)	$ 359,268
Computation of Aggregate Indebtedness:	
Total liabilities from Statement of Financial Condition	$ 49,063
Ratio of aggregate indebtedness to net capital	$ 0.135
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2009):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 364,174
Reconciling items	-
Net capital per above	$ 364,174



1011 West 400 North, Suite 100
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

OFFICERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA
H. Paul Gibbons, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Harold W. Dance, Inc.
DBA Harold Dance Investments

In planning and performing our audit of the financial statements and supplemental schedule of Harold W. Dance, Inc. DBA Harold Dance Investments (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We identified certain deficiencies in internal control that we consider to be control deficiencies or significant deficiencies, and communicated them in writing to management and those charged with governance on February 17, 2010.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 17, 2010.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



JONES SIMKINS, P.C.
Logan, Utah
February 17, 2010

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS

FINANCIAL STATEMENTS and
SUPPLEMENTARY INFORMATION

December 31, 2009 and 2008

JONES SIMKINS P.C.

CERTIFIED PUBLIC ACCOUNTANTS

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS

FINANCIAL STATEMENTS and
SUPPLEMENTARY INFORMATION

December 31, 2009 and 2008

HAROLD W. DANCE, INC.
DBA HAROLD DANCE INVESTMENTS
INDEX TO FINANCIAL STATEMENTS
December 31, 2009 and 2008